Filed pursuant to Rule 424(b)(3) File No. 333-119338
April 17, 2007

SUPPLEMENT DATED APRIL 17, 2007 TO PROSPECTUS DATED MARCH 6, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND MARCH PERFORMANCE UPDATE

FUND	MARCH	2007 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	-4.55%	-7.39%		$61.4M	$1,076.634
Grant Park Futures Fund Class B Units	-4.62%	-7.59%		$310.4M	$944.802
TRADING ADVISORS	MARCH	2007 YTD	% of Fund
Rabar Market Research (Div)	-3.57%	-10.60%	17%
EMC Capital Management (Classic)	-3.83%	-6.12%	21%
Eckhardt Trading (Global)	-3.29%	-4.49%	5%
Graham Capital Management (GDP)	-2.47%	-7.19%	9%
Winton Capital Management (Div)	-4.45%	-7.51%	21%
Saxon Investment Corp (Div)	-1.58%	-3.11%	8%
Welton Investment Corporation	-9.13%	-8.28%	19%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Positions in the global stock indices reported losses as equity markets continued to trade lower in the wake of the massive stock liquidation at the end of February. Concerns over the tense situation between the West and Iran, rising energy prices and a slowing U.S. housing market all contributed to lower share prices.

Reports from the U.S. Department of Agriculture indicating that U.S. farmers planned on increasing corn crop acreage by 15% in 2007 resulted in losses for long positions in corn. Prices in the soybean complex also fell during the month, resulting in net losses for the soft/agricultural commodity sector.

Short positions in the Eurodollar market experienced setbacks as prices for interest rate instruments rallied in response to a lower-than-expected reading on U.S. fourth-quarter GDP, a plunge in new home sales and a contraction in U.S. manufacturing. Indications that the U.S. Federal Reserve Bank might drop its tightening bias on short-term interest rates also pushed prices higher.

Falling equity markets continued to have a negative effect on precious metals prices, sending gold to lower levels as investors liquidated positions in order to offset losses from equity positions. Concerns over slow U.S. economic growth also contributed to lower prices.

Positions in the currency sector registered losses after the U.S. dollar traded higher relative to its major counterparts. A lower-than-anticipated release of the February unemployment rate helped push the dollar higher, resulting in losses to long positions in the Canadian dollar. Positions in the cross rates also lost ground as the euro depreciated against the Japanese yen.

555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450 312.756.4452 fax 800.217.7955
Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com

Lastly, long positions in the energy sector reported gains as prices for unleaded gasoline rallied in response to strong U.S. demand and reports of shrinking inventories. Unleaded gas prices were up a little more than 9% for the month.

OTHER FUND NEWS

We would like to remind you that we have updated Grant Park’s June 1, 2006 prospectus with a new prospectus dated March 6, 2007.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

/s/David Kavanagh

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450 312.756.4452 fax 800.217.7955
Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
MARCH 31, 2007

Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $
Trading Income (Loss):
Realized Trading Income (Loss)	(4,885,714)	(4,504,818)	(24,762,850)	(22,763,085)
Change in Unrealized Income (Loss)	2,053,940	5,684	10,410,231	303,750
Brokerage Commissions	(13,438)	(53,374)	(68,111)	(270,664)
Exchange, Clearing Fees and NFA charges	(36,288)	(103,594)	(183,922)	(525,468)
Other Trading Costs	(24,511)	(86,827)	(124,230)	(442,769)
Change in Accrued Commissions	(3,660)	2,071	(18,553)	8,463

Net Trading Income (Loss)	(2,909,671)	(4,740,858)	(14,747,435)	(23,689,773)

Other Income:
Interest, U.S. Obligations	120,189	343,008	609,167	1,745,125
Interest, Other	143,631	449,179	727,985	2,287,820

Total Income (Loss)	(2,645,851)	(3,948,671)	(13,410,283)	(19,656,828)

Expenses:
Incentive Fees to Trading Managers	(29,122)	(6,319)	(147,604)	6,318
Administrative Fees	12,983	40,288	65,803	205,073
O&O Expenses	10,386	32,230	157,927	492,175
Brokerage Expenses	314,186	974,953	1,710,871	5,331,897
Illinois Replacement Tax

Total Expenses	308,433	1,041,152	1,786,997	6,035,463

Net Income (Loss)	(2,954,284)	(4,989,823)	(15,197,280)	(25,692,291)

Statement of Changes in Net Asset Value

Beginning Balance	64,109,468	58,161,220	323,263,149	324,091,775
Additions	829,100	10,053,523	5,872,807	19,857,523
Net Income (Loss)	(2,954,284)	(4,989,823)	(15,197,280)	(25,692,291)
Redemptions	(580,346)	(1,820,982)	(3,540,798)	(7,859,129)

Balance at MARCH 31, 2007	61,403,938	61,403,938	310,397,878	310,397,878
Total Units Held at End of The Period		57,033.24151		328,532.03456
Net Asset Value Per Unit		1,076.634		944.802
Rate of Return	-4.55%	-7.39%	-4.62%	-7.59%

To the best of my knowledge and belief the
information contained herein is accurate and complete.
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP